FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

WAVECOM S.A.

12, boulevard Garibaldi

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒      Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐           No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

PRESS RELEASE

Wavecom announces second quarter 2003 earnings

•   Revenues: 69.9 million euros

•   Product gross margin at 36.3%, exceeding long-term target

•   Customer portfolio more balanced

Issy-les-Moulineaux, France – July 24, 2003 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: AVM) today announced financial results for the second quarter of 2003.  All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

In millions of euros except for share and per share data	Q2 2002	Q1 2003	Q2 2003	YTD 2003
Revenues	€136.0	€88.0	€69.9	€157.9
Gross profit	39.2	29.4	25.4	54.8
Operating expenses	26.5	34.8	34.8	69.6
Operating income (loss)	12.7	(5.4)	(9.4)	(14.8)
Net income (loss)	5.8	(4.1)	(6.5)	(10.6)
Earnings (loss) per share (basic)	€0.39	€(0.27)	€(0.43)	€(0.70)
No. shares used for calculation	14,903,600	15,122,646	15,170,367	15,146,497

For the second quarter of 2003, Wavecom reported total revenues of €69.9 million, representing a 21% decline from the first quarter of 2003 and a 49% decline year on year.  At constant currencies(1), Wavecom sales would have declined 17% sequentially and 40% year on year.  Nearly all of Wavecom’s sales from Asia-Pacific and the Americas are denominated in U.S. dollars whereas the Company’s reporting currency is euros. Therefore movements between these two currencies impact Wavecom’s reported financial results.  This revenue decline is in line with the Company’s sales forecast announced on June 16, 2003.

Wavecom continues to diversify its customer portfolio in an effort to reduce its reliance on a small number of major customers.  During the second quarter, three of Wavecom’s customers each represented more than 10% of revenues.  All of these customers are located in the Asia-Pacific region. Two of these customers are in the mobile telephones market and one is a distributor selling mainly into machine-to-machine applications. Wavecom’s top ten customers in the second quarter together represented 88% of total revenues; of these, four were from the Asia-Pacific region, five were from the Europe, Middle East and Africa region, and one is a global distributor covering several different geographic areas. No single customer represented more than one-third of revenues.

“During the second quarter, Wavecom continued to build depth among its existing customers. A significant number of handset projects are moving forward as many of our customers are actively looking to develop end-markets beyond China” said Aram Hékimian, Wavecom CEO.  He added, “The fact that one of our greater-than-10% customers is a distributor that serves primarily the growing machine-to-machine market demonstrates that we are making progress in our efforts to diversify our base of business.”

(1)  Calculations are based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the periods April 1, 2002 to June 30, 2002 (1 euro = 0.9314 U.S. dollar) and January 1, 2003 to March 31, 2003 (1 euro = 1.0734 U.S. dollar) compared to the period April 1, 2003 to June 30, 2003 (1 euro = 1.1442 U.S. dollar).

For the second quarter of 2003, sales of WISMO modules represented 88% of total revenues; the remaining sales came mainly from modems, while services represented approximately 1% of sales.  During the second quarter of 2003, Wavecom shipped 1.4 million units compared to 2.1 million units during the same period in 2002 and 1.7 million units in the first quarter of 2003.

Wavecom sales by market and geographic region

Q2 2003 product sales by market:

PCD (Personal Communication Devices)	46%
M2M (Machine to Machine)	2%
Automotive	13%
Distributors	39%

Q2 2003 sales by geographic region:

Asia-Pacific	68%
Americas	2%
Europe, Middle East and Africa	30%

Backlog at June 30, 2003 was €78 million, compared to €107 million at the end of the previous quarter. This backlog number is calculated based on orders in hand to be shipped within the next 12 months, although the Company’s management expects that a large majority will be shipped during the third quarter of 2003.  Product orders in our backlog are subject to changes in delivery schedules and adjustment in volumes, or to cancellation at the option of the purchaser without significant penalty.  Therefore, backlog as of any particular date may not be an accurate indicator of sales for a given future period.

With a relatively weak U.S. dollar versus the euro and mounting price pressure in the global handset market during the quarter, average selling prices (ASPs) for WISMOs declined 8% from the previous quarter and 27% versus the second quarter of 2002.  Management currently believes ASPs should decline an average of approximately 20% during 2003, though the actual amount of the decline will depend on the overall product mix for the rest of the year.

Product gross margin for the second quarter of 2003 was 36.3% of product sales, exceeding management’s ongoing objective of 30%.  This quarter’s performance compares to 29.2% during the same period a year ago and 34.4% for the previous quarter.  Wavecom’s ability to maintain gross margin levels on lower revenues reflects careful management of the Company’s contract manufacturers, a continuing overall soft market for components, and ongoing improvements in the production process.

Operating expenses in the second quarter were €34.8 million, virtually flat compared to the first quarter of 2003, and an increase of 31% compared to the same period last year.  Headcount as of June 30, 2003 stood at approximately 880, about 20% of which was represented by independent contractors and temporary personnel.  The general hiring freeze announced at the beginning of this year remains in effect. Overall discretionary spending, such as promotional activities, are being held to a minimum.  General and administrative expenses increased sequentially due to an increase in the bad debt reserve and due to the costs associated with moving Wavecom’s Paris-based employees into one building from three separate sites, of which the last was vacated during July 2003.  Charges related to the exit of this facility will result in an estimated €3 million provision for loss being recorded in the third quarter of 2003.  The Company is actively seeking subtenants for the three former sites.

Foreign currency impact was held to a minimum, despite the weakening US dollar versus the euro, as the Company’s hedging program helped to reduce its exposure to foreign currency fluctuations.  Foreign exchange losses during the second quarter amounted to €245,000, compared to a €922,000 loss in the first quarter of 2003.

The company recorded a tax benefit of €2.2 million in the second quarter of 2003, as a result of loss carrybacks and research tax credits in France.

As of June 30, 2003, the Company had cash and short-term investments of €131 million, a sequential decline from €162 million as of March 31, 2003, which reflects the impact of the quarter’s loss as well as €18 million in income tax payments, including the 2002 taxes due as well as pre-payments of estimated amounts for 2003.  Inventories decreased by 21% from the preceding quarter to €15 million as of June 30, 2003.  Accounts receivable for the second quarter of 2003 totaled €44 million, representing 56 days sales outstanding, up from 42 days at March 31, 2003.

Outlook:

Based on senior management’s recent meetings with customers in the Asia-Pacific and Americas regions and encouraging signs from the EMEA region, management remains positive that fourth quarter 2003 revenues will be the highest of any quarter this year. However, given the decline in backlog, third quarter sales this year are expected to be sequentially down as the Chinese market continues to work through its still abnormally high handset inventories.

Wavecom management currently expects margin pressure in coming quarters.  Therefore, the Company maintains a 30% annual gross margin as an ongoing, long-term objective.

Management is maintaining its strict cost control measures and currently expects third quarter operating expenses to be fairly stable compared to the second quarter, in spite of the loss provision related to the exit of the leased facility.

Today at 3:00 pm Paris time, Wavecom management will host a conference call for financial professionals commenting on its second quarter 2003 earnings. Visit the Wavecom corporate website:  www.wavecom.com investors section to listen to this conference call commentary webcast (in English).  A presentation to the financial community in Paris will follow the conference call at 5:30 pm.

Third quarter 2003 earnings are scheduled to be announced on October 28, 2003 at 7:30 am Paris time, and will be followed that afternoon by a conference call for financial professionals.

About Wavecom

Wavecom is a leading provider of integrated technology solutions for wireless voice and data applications. Wavecom’s Wireless Open Workshop offering includes all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €551.1 million in 2002 and €157.9 million for the six months ended June 30, 2003. Wavecom is publicly traded on Euronext Paris (Nouveau Marché: AVM) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

USA (general)	USA (financial)
Patrick Hall	John D. Lovallo
The Townsend Agency	Ogilvy Public Relations Worldwide
Tel. +1 (858) 457-4888; ext. 112	Tel. : +1 (212) 880-5216
phall@townsendagency.com	john.lovallo@ogilvypr.com

Asia	UK
Diana Pong/Jessica Chong	Kate Gordon/Tristan Jervis
Ruder Finn Asia Limited	Ruder Finn UK
Tel. +852 2521 0800	Tel. +44 (0)20 7462 8900
pongd@ruderfinn.com.hk	kgordon@ruderfinn.co.uk
chongj@ruderfinn.com.hk	tjervis@ruderfinn.co.uk

Company contacts:

Wavecom media contact	Wavecom investor contact
Mette Haffner Gullesen	Lisa Ann Sanders
Public Relations Manager	Investor Relations Director
Tel. +33 1 46 29 97 56	Tel. +33 1 46 29 41 81
mette.gullesen@wavecom.com	lisaann.sanders@wavecom.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended June 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	135,752	69,070
Technology development and other services	264	869
	136,016	69,939
Cost of revenues :
Product sales	96,112	44,016
Technology development and other services	712	548
	96,824	44,564
Gross profit	39,192	25,375
Operating expenses :
Research and development	14,925	16,490
Sales and marketing	5,166	8,668
General and administrative	5,984	9,599
Amortization of deferred stock-based compensation	428	—
Total operating expenses	26,503	34,757
Operating income (loss)	12,689	(9,382)
Interest income, net	689	694
Foreign exchange loss	(8,415)	(245)
Total financial income (loss)	(7,726)	449
Income (loss) before minority interests and income taxes	4,963	(8,933)
Minority interests (benefit)	(46)	(232)
Income (loss) before income taxes	5,009	(8,701)
Income tax expense (benefit)	(741)	(2,168)
Net income (loss)	5,750	(6,533)

Basic net income (loss) per share	0.39	(0.43)
Diluted net income (loss) per share	0.37	(0.43)

Number of shares used for computing :
• basic net income (loss) per share	14,903,600	15,170,367
• diluted net income (loss) per share	15,493,759	15,170,367

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	244,110	156,250
Technology development and other services	526	1,675
	244,636	157,925
Cost of revenues :
Product sales	175,570	101,234
Technology development and other services	1,841	1,903
	177,411	103,137
Gross profit	67,225	54,788
Operating expenses :
Research and development	27,597	33,201
Sales and marketing	9,072	17,920
General and administrative	10,720	18,249
Amortization of deferred stock-based compensation	855	205
Total operating expenses	48,244	69,575
Operating income (loss)	18,981	(14,787)
Interest income, net	1,217	1,547
Foreign exchange loss	(8,130)	(1,167)
Total financial income (loss)	(6,913)	380
Income (loss) before minority interests and income taxes	12,068	(14,407)
Minority interests (benefit)	(53)	56
Income (loss) before income taxes	12,121	(14,463)
Income tax expense (benefit)	(1,431)	(3,839)
Net income (loss)	13,552	(10,624)

Basic net income (loss) per share	0.91	(0.70)
Diluted net income (loss) per share	0.88	(0.70)

Number of shares used for computing :
• basic net income (loss) per share	14,872,620	15,146,497
• diluted net income (loss) per share	15,457,452	15,146,497

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2002	At June 30, 2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	119,416	110,783
Short-term investments	15,112	20,103
Accounts receivable, net	85,921	43,980
Inventory, net	30,205	14,927
Value added tax recoverable	6,430	4,099
Prepaid expenses and other current assets	9,335	10,504
Advance tax payments and recoverable taxes	—	11,655
Deferred tax assets	3,889	3,305
Total current assets	270,308	219,356

Property and equipment, net	29,624	30,299
Goodwill, net	4,807	4,406
Long-term investments	14,152	14,340
Other assets	5,102	9,943
Deferred tax assets	8,041	8,558
Total assets	332,034	286,902

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	99,937	69,624
Accrued compensation	10,488	9,043
Other accrued expenses	36,367	41,732
Current portion of capitalized lease obligations	214	855
Deferred revenue and advances received from customers	4,100	4,868
Income tax payable	13,605	2,363
Other liabilities	179	689
Total current liabilities	164,890	129,174

Long-term portion of capitalized lease obligations	287	777
Other long-term liabilities	—	2,500
Total long-term liabilities	287	3,277

Minority interests	38	93

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 215 072 shares issued and outstanding at June 30, 2003 (15 107 890 at December 31, 2002)	15,108	15,215
Treasury stock (156 345 shares in treasury at June 30, 2003)	—	(1,312)
Additional paid-in capital	135,954	136,242
Deferred compensation	(975)	(619)
Retained earnings	16,416	5,789
Accumulated other comprehensive income	316	(957)
Total shareholders’ equity	166,819	154,358
Total liabilities and shareholders’ equity	332,034	286,902

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2002	2003
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	13,552	(10,624)
Adjustments to reconcile net income to net cash provided from operating activities :
Depreciation and amortization of property and equipment	4,181	7,055
Amortization of deferred stock-based compensation	1,188	356
Minority interests	(53)	56
Deferred taxes	—	68
Net increase (decrease) in cash from working capital items	(13,638)	10,230
Net cash provided by operating activities	5,230	7,141
Cash flows from investing activities :
Acquisition of short-term investments	(110)	(4,990)
Disposal (acquisition) of long term investments	37	(188)
Purchases of property and equipment	(12,629)	(6,384)
Proceeds from sale of property and equipment	137	23
Net cash used by investing activities	(12,565)	(11,539)
Cash flows from financing activities :
Repayment of loans	(407)	—
Principal payments on capital lease obligations	(137)	(368)
Purchases of treasury stock	—	(1,312)
Exercise of stock options and founders’ warrants	483	395
Net cash used by financing activities	(61)	(1,285)
Effect of exchange rate changes on cash and cash equivalents	(1,331)	(2,950)
Net decrease in cash and cash equivalents	(8,727)	(8,633)
Cash and cash equivalents, beginning of period	128,972	119,416
Cash and cash equivalents, end of period	120,245	110,783

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 29, 2003	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer